UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934*

Hewlett-Packard Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

428236103

(CUSIP Number)

May 3, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428236103	13G	Page 2 of 12 Pages

1.		NAME OF REPORTING PERSONS Walter B. Hewlett I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

NUMBER OF		457,041

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		101,051,553 — see Item 4

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		457,041

WITH
	8.	SHARED DISPOSITIVE POWER

101,051,553 — see Item 4

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,508,594 — see Item 4

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.4% — see Item 4

12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 428236103	13G	Page 3 of 12 Pages

1.		NAME OF REPORTING PERSONS Edwin E. van Bronkhorst I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

NUMBER OF		176

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		104,449,308 — see Item 4

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		176

WITH
	8.	SHARED DISPOSITIVE POWER

104,449,308 — see Item 4

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,449,484 — see Item 4

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5% — see Item 4

12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 428236103	13G	Page 4 of 12 Pages

1.		NAME OF REPORTING PERSONS Eleanor Hewlett Gimon I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

NUMBER OF		1,793,400

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		398,400 — see Item 4

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		1,793,400

WITH
	8.	SHARED DISPOSITIVE POWER

398,400 — see Item 4

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,191,800 — see Item 4

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1% — see Item 4

12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 428236103	13G	Page 5 of 12 Pages

1.		NAME OF REPORTING PERSONS Mary Hewlett Jaffe I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5.	SOLE VOTING POWER

NUMBER OF		629,520

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		1,610,835 — see Item 4

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		629,520

WITH
	8.	SHARED DISPOSITIVE POWER

1,610,835 — see Item 4

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,240,355 — see Item 4

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1% — see Item 4

12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 428236103	13G	Page 6 of 12 Pages

Item 1(a).   Name of Issuer:

Hewlett-Packard Company (“HP”).

Item 1(b).   Address of Issuer’s Principal Executive Offices:

3000 Hanover Street, Palo Alto, California 94304.

Item 2(a).   Name of Person Filing:

The names of the reporting persons are Walter B. Hewlett, Edwin E. van Bronkhorst, Eleanor Hewlett Gimon and Mary Hewlett Jaffe.

Item 2(b).   Address of Principal Business Office, or if None, Residence:

The business address for all of the reporting persons is c/o Los Trancos Management, LLC, 1501 Page Mill Road, MS 3U-10, Palo Alto, California 94304.

Item 2(c).   Citizenship:

Each reporting person is a citizen of the United States of America.

Item 2(d).   Title of Class of Securities:

Common stock, $0.01 par value per share, of HP (the “Common Stock”).

Item 2(e).   CUSIP Number

428236103

Item 3.   If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

CUSIP No. 428236103	13G	Page 7 of 12 Pages

Item 4. Ownership.

According to HP’s proxy statement/prospectus dated February 4, 2002, upon the closing of HP’s acquisition of Compaq Computer Corporation (the “Merger”), there would be approximately 3,019,573,486 shares of Common Stock issued and outstanding. The Merger closed on May 3, 2002 and the percentages below assume 3,019,573,486 shares of Common Stock outstanding as of May 3, 2002. The information contained in this Item 4 is as of May 3, 2002.

Walter B. Hewlett

(a)	Amount beneficially owned: 101,508,594

(b)	Percent of class: 3.4%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 457,041

(ii)	Shared power to vote or to direct the vote: 101,051,553

(iii)	Sole power to dispose or to direct the disposition of: 457,041

(iv)	Shared power to dispose or to direct the disposition of: 101,051,553

Of the shares beneficially owned by Walter B. Hewlett as of May 3, 2002:

•	he had sole voting and dispositive authority over (i) 401,896 shares which he personally owned, (ii) 37,905 shares purchasable pursuant to options exercisable within 60 days, and (iii) 17,240 shares that he held as custodian for his children;

•	he shared voting and dispositive authority, as a trustee, with co-trustee Edwin E. van Bronkhorst over 72,802,148 shares held by The William R. Hewlett Revocable Trust (the “Trust”);

•	as a director of the Public Policy Institute of California (“PPIC”), he had shared voting and dispositive authority with the other directors of the PPIC over the 768,520 shares held by the PPIC;

•	as an executor of the Estate of William R. Hewlett, he shared voting and dispositive authority with co-executor Edwin E. van Bronkhorst over 1,720,885 shares held by the Estate of William R. Hewlett; and

•	as a director of the Packard Humanities Institute (the “Packard Institute”), he had shared voting and dispositive authority with the other directors of the Packard Institute over the 25,760,000 shares of Hewlett-Packard Common Stock held by the Packard Institute.

Other than the 401,896 shares personally owned by him and the 37,905 shares purchasable pursuant to options exercisable within 60 days, Walter B. Hewlett disclaims beneficial ownership of all shares he beneficially owns as he has no economic interest in any such shares.

In addition to the foregoing, The William and Flora Hewlett Foundation (the “Foundation”) beneficially owns 31,097,840 shares of Common Stock. Mr. Hewlett is a director of the Foundation; however, he

CUSIP No. 428236103	13G	Page 8 of 12 Pages

does not have voting or dispositive authority over the shares held by the Foundation, as voting and dispositive power is exercised by an independent stock committee. Mr. Hewlett is not a member of the independent stock committee.

Edwin E. van Bronkhorst

(a)	Amount beneficially owned: 104,449,484

(b)	Percent of class: 3.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 176

(ii)	Shared power to vote or to direct the vote: 104,449,308

(iii)	Sole power to dispose or to direct the disposition of: 176

(iv)	Shared power to dispose or to direct the disposition of: 104,449,308

Of the shares beneficially owned by Edwin E. van Bronkhorst as of May 3, 2002:

•	he held sole voting and dispositive authority over 176 shares personally owned by him;

•	he shared voting and dispositive authority, as a trustee, with co-trustee Walter B. Hewlett over 72,802,148 shares held by the Trust;

•	he shared voting and dispositive authority, as a trustee, over 2,166,000 shares held by The Flora L. Hewlett Trust;

•	he shared voting and dispositive authority, as a trustee, over 1,601,875 shares held in trust for Mary Hewlett Jaffe with whom Mr. van Bronkhorst shares voting and dispositive authority;

•	he shared voting and dispositive authority, as a trustee, with co-trustee Eleanor Hewlett Gimon over 398,400 shares held in trust for Eleanor Hewlett Gimon;

•	as an executor of the Estate of William R. Hewlett, he shared voting and dispositive authority with co-executor Walter B. Hewlett over 1,720,885 shares held by the Estate of William R. Hewlett; and

•	as a director of the Packard Humanities Institute (the “Packard Institute”), he had shared voting and dispositive authority with the other directors of the Packard Institute over the 25,760,000 shares of Hewlett-Packard Common Stock held by the Packard Institute.

Other than the 176 shares personally owned by him, Edwin E. van Bronkhorst disclaims beneficial ownership of all shares he beneficially owns as he has no economic interest in any such shares.

CUSIP No. 428236103	13G	Page 9 of 12 Pages

Eleanor Hewlett Gimon

(a)  Amount beneficially owned:  2,191,800

(b)  Percent of class: 0.1%

(c)  Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,793,400

(ii)	Shared power to vote or to direct the vote: 398,400

(iii)	Sole power to dispose or to direct the disposition of: 1,793,400

(iv)	Shared power to dispose or to direct the disposition of: 398,400

Of the shares beneficially owned by Eleanor Hewlett Gimon as of May 3, 2002:

•	she had sole voting and dispositive authority over 1,793,400 which she personally owned; and

•	she shared voting and dispositive authority, as a trustee, with co-trustee Edwin E. van Bronkhorst over 398,400 held by the Eleanor Hewlett Gimon Revocable Trust.

In addition to the foregoing, the Foundation beneficially owns 31,097,840 shares of Common Stock. Ms. Gimon is a director of the Foundation; however, she does not have voting or dispositive authority over the shares held by the Foundation, as voting and dispositive power is exercised by an independent stock committee. Ms. Gimon is not a member of the independent stock committee.

Mary Hewlett Jaffe

(a)	Amount beneficially owned: 2,240,355

(b)	Percent of class: 0.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 629,520

(ii)	Shared power to vote or to direct the vote: 1,610,835

(iii)	Sole power to dispose or to direct the disposition of: 629,520

(iv)	Shared power to dispose or to direct the disposition of: 1,610,835

Of the shares beneficially owned by Mary Hewlett Jaffe as of May 3, 2002:

•	she had sole voting and dispositive authority over 629,520 shares that she personally owned;

•	she shared voting and dispositive authority with her husband, Richard L. Jaffe, over 8,960 shares she owned as tenants in common with her husband; and

CUSIP No. 428236103	13G	Page 10 of 12 Pages

•	she shared voting and dispositive authority, as a trustee, with co-trustees Susan S Briggs and Edwin E. van Bronkhorst over 1,601,875 held by the Mary Hewlett Jaffe Revocable Trust

In addition to the foregoing, the Foundation beneficially owns 31,097,840 shares of Common Stock. Ms. Jaffe is a director of the Foundation; however, she does not have voting or dispositive authority over the shares held by the Foundation, as voting and dispositive power is exercised by an independent stock committee. Ms. Jaffe is not a member of the independent stock committee.

Item 5. Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

See Item 9 below.

Item 9. Notice of Dissolution of a Group

As stated in Item 4 of the reporting persons Schedule 13D filed on November 14, 2001 and amended on November 29, 2001 (the “Schedule 13D”), because a press release was issued on November 6, 2001 announcing that Walter B. Hewlett, Eleanor Hewlett Gimon, Mary Hewlett Jaffe and the Trust intended to vote their shares of Common Stock against the Merger, it could have been alleged that a “group” had been formed by the reporting persons within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”). While none of the reporting persons conceded that such a “group” had been formed, the Schedule 13D was filed as if such a “group” existed to ensure compliance with the Exchange Act. Now that the Merger has been consummated, the reporting persons do not believe that it can be alleged that a group exists with respect to the shares of Common Stock held by the reporting persons.

To the extent a “group” had been formed, it would have been dissolved no later than Tuesday, April 30, 2002, the date on which Walter B. Hewlett, the Trust and its trustees announced that they no longer intended to oppose the Merger. All further filings with respect to transactions in the Common Stock will be filed, if required, by each of the reporting persons in their individual capacity.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 428236103	13G	Page 11 of 12 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2002	Walter B. Hewlett

/s/ Walter Hewlett

Edwin E. van Bronkhorst

/s/ Edwin van Bronkhorst

Eleanor Hewlett Gimon

/s/ Eleanor Gimon

Mary Hewlett Jaffe

/s/ Mary Jaffe

CUSIP No. 428236103	13G	Page 12 of 12 Pages

Exhibit A

JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date: May 29, 2002	Walter B. Hewlett

/s/ Walter Hewlett

Edwin E. van Bronkhorst

/s/ Edwin van Bronkhorst

Eleanor Hewlett Gimon

/s/ Eleanor Gimon

Mary Hewlett Jaffe

/s/ Mary Jaffe